[SONUS NETWORKS LETTERHEAD]

September 5, 2008

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, DC  20549

Attention:  Kathleen Collins

Re:   Sonus Networks, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed on March 6, 2008
Definitive Proxy Statement Filed on April 29, 2008
File No. 000-30229

Ladies and Gentlemen:

On behalf of Sonus Networks, Inc. (the “Company”), I am responding to the comments contained in the staff’s letter dated August 12, 2008 to Hassan M. Ahmed, Chairman of the Board and former President and Chief Executive Officer of the Company.

Definitive Proxy Statement filed on April 29, 2008

Compensation Discussion and Analysis, page 16

Philosophy and Objectives, page 16

1.             We refer to your response to comment 7 of our letter dated June 26, 2008.  Please confirm that in future filings you will disclose with greater specificity the basis for your compensation committee’s belief and judgment that, in order to achieve your stated objectives, your executives should be compensated at the 60th to 75th percentile of the companies you define as your peer group, with particular reference to the fact that your company is at the low end of the annual revenue range for that group ($320 million for your company, with a peer group ranging from $200 million to $800 million) and notably below the median annual revenue for that group ($537 million).  In addition, please confirm that you will disclose to your investors why your compensation committee did not consider the foregoing factors, and did not include a measure of profitability in determining overall compensation levels, or please clarify in your response why this does not serve the principal objectives of the Compensation Discussion and Analysis.  See Item 402(b)(1)(v) of Regulation S-K.

Response:

In the next Definitive Proxy Statement the Company will disclose with greater specificity the basis for the compensation committee’s belief and judgment that, in order to achieve the Company’s stated objectives, the Company’s executives should be compensated at the levels applicable at that time. The Company will also disclose the compensation committee’s reasons for considering the factors which it chooses to consider.

* * *

In connection with responding to the staff’s comments, we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in our SEC filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact either me or Charles J. Gray, the Company’s Vice President and General Counsel, at (978) 614-8100.

Very truly yours,

/s/ Wayne Pastore

By:	Wayne Pastore
Chief Accounting Officer of Sonus Networks, Inc.